ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 4, 2009

SUPPL

2009 DEC 14 A 8:20

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

09047494

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
4 December 2009 (ASX Announcement & Media Release: Degree confirms extension on Senegal Blocks)

dlw 12/14

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 December 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

DECREE CONFIRMS EXTENSION ON SENEGAL BLOCKS (FAR 90%)

OFFSHORE SENEGAL, WEST AFRICA

FAR is pleased to announce that it has today received notification of a Presidential Decree from the Republic of Senegal confirming a one year extension to the First Renewal Period under the Contract for Exploration and Hydrocarbon Production Sharing covering the Rufisque and Sangomar and Sangomar Deep offshore blocks.

Following an earlier Ministerial advice the extension granted to FAR will be for a one year period commencing from the date of the Presidential Decree. The Decree and its timely issue is important in providing certainty to FAR and potential farminees.

FAR is Operator of three offshore Blocks and holds a 90 percent interest with the balance being held by Petrosen (Senegal's National Oil Company). The extension and large working interest of 90 percent facilitates the farmout process which was initiated immediately following Shell's decision not to farm in to the Blocks.

FAR has provided data packages to several large international exploration and production companies certain of whom approached FAR following the Shell decision. Detailed technical reviews are now in progress by the potential faminee group that includes companies with existing operations in Deep Water West Africa.

As was the case in the previous round the farmout process may take several months while companies undertake technical due diligence. Due to the commercially sensitive nature of the farmout process and confidentiality agreements executed as part of this process FAR will not make any public release until such time as a binding agreement, if any, has been reached.

By way of background, the co-venturers including FAR and Petrosen, requested the current contractual period of the licence be extended by one year to enable this process to continue and a farm-in partner or partners secured for the drilling of an exploration well.

The successful application for the extension had been based on the following:

- interest from industry participants with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met all their obligations under the first renewal period and have spent in excess of US$21 million being nearly three times the minimum amount specified under the Contract;
- in doing so the JV has acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2000 square kilometers resulting in a high quality data set that has been processed into a world class seismic volume leading to the identification of several plays and drillable prospects together with a CSEM study funded by Shell;
- work has been accomplished as rapidly as possible with due care and attention to detail thus resulting in the interest currently shown by E & P companies.
- FAR is seeking cost recovery and a free carry through the drilling of one exploratory well.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

RECENT ACTIVITY

The Venus discovery reported by Woodside and Anadarko offshore Sierra Leone adds to recent discoveries offshore Ghana providing further evidence that potential remains to be exploited along the thinly explored northwest African margin. The Venus-1 wildcat extended the Jubilee style of play several hundred kilometers to the northwest.

Significant progress has also been made in reducing the time and therefore cost to drill exploration wells in Deepwater West Africa. In a paper presented at the 16th Africa Oil Week Conference during November Ophir Energy reported having drilled 5 wells in 86 days in water depths up to 1716 metres. In November Anadarko reported drilling a well to a depth of 4556 metres in 1876 metres of water off the Ivory Coast in less than 20 days.

The forgoing activity is significant in that it improves the likelihood for enhanced activity offshore Senegal where FAR is strategically positioned.

FORWARD PLANS – POSSIBLE NEW VENTURES

As reported in the ASX September Quarterly report FAR has initiated a concurrent initiative to identify potential new opportunities with a high impact focus as an integral part of a concerted program involving the planned farmout of the Senegal Licence Area. This initiative is moving to a more advanced stage and may, if successful, lead to an expansion of FAR's global exploration portfolio with the objective of driving shareholder value.

Due to the commercially sensitive and confidential nature of this process, and in order not to prejudice its chances of success, FAR will not make any public release until such time as binding arrangements, if any, have been reached.

For information on FAR's drilling activities visit our website at www.far.com.au

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au